SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. ____ )


                           America Movil, S.A. de C.V.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                       Series L Shares, without par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      None
-------------------------------------------------------------------------------
               (However, the CUSIP for American Depositary Shares
                       representing L Shares is 02364W105)
                                 (CUSIP Number)


                                 March 28, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [    ]   Rule 13d-1(b)
        [ x ]   Rule 13d-1(c)
        [    ]   Rule 13d-1(d)

----------------------------------------- ------------------- ----------------
CUSIP NO. None (However, the CUSIP for         13G            Page 2 of 8 Pages
American Depositary Shares representing L
Shares is 02364W105)
----------------------------------------------- ------------------------------

1      NAME OF REPORTING PERSON                        SBC COMMUNICATIONS INC.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            43-1301883

------ -----------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                     (b) [   ]
------ -----------------------------------------------------------------------
3      SEC USE ONLY

------ ------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER                                   0
      SHARES         6    SHARED VOTING POWER            1,059,890,076 L Shares
   BENEFICIALLY           (upon conversion of 1,059,890,076 Series AA Shares
     OWNED BY             into L Shares)
       EACH          7    SOLE DISPOSITIVE POWER                              0
     REPORTING
      PERSON         8    SHARED DISPOSITIVE POWER       1,059,890,076 L Shares
       WITH               (upon conversion of 1,059,890,076 Series AA Shares
                          into L Shares)
-----------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                      1,059,890,076 L Shares
         (upon conversion of 1,059,890,076 Series AA Shares into L Shares)
-----------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                [   ]
------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              7.3%

-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON                                            HC

-------------------------------------------------------------------------------

---------------------------------------------- -------------------------------
CUSIP NO. None (However, the CUSIP for       13G             Page 3 of 8 Pages
American Depositary Shares representing L
Shares is 02364W105)
------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                     SBC INTERNATIONAL, INC.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                     (b) [   ]
------ -----------------------------------------------------------------------
3      SEC USE ONLY
------ ------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
-------------------- ---- -----------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER                                   0
      SHARES         6    SHARED VOTING POWER            1,059,890,076 L Shares
   BENEFICIALLY           (upon conversion of 1,059,890,076 Series AA Shares
     OWNED BY              into L Shares)
       EACH          7    SOLE DISPOSITIVE POWER                            0
     REPORTING
      PERSON         8    SHARED DISPOSITIVE POWER       1,059,890,076 L Shares
       WITH               (upon conversion of 1,059,890,076 Series AA Shares
                          into L Shares)
-------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                         1,059,890,076 L Shares
        (upon conversion of 1,059,890,076 Series AA Shares into L Shares)
-------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAIN SHARES                                  [   ]
-------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 7.3%

-------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON                                             CO

---- --------------------------------------------------------------------------

                                                              Page 4 of 8 Pages


                                                 SCHEDULE 13G

Item 1(a).     Name of Issuer:

        America Movil, S.A. de C.V.

Item 1(b).  Address of Issuer's Principal Executive Offices:

        Lago Alberto No. 366, Colonia Anahuac, 11320 Mexico D.F., Mexico

Item 2(a).   Names of Persons Filing:

     SBC Communications Inc. ("SBC") and its wholly-owned subsidiary, SBC International, Inc. (SBCI). All securities of the issuer are held by SBCI.

Item 2(b).  Address of Principal Business Office:

        SBC Communications Inc.
        175 E. Houston
        San Antonio, Texas 78205-2233

        SBC International, Inc.
        #2 Read's Way, Corporate Commons, Suite 117
        New Castle, Delaware 19720

Item 2(c).  Citizenship:

        SBC and SBCI are incorporated in the State of Delaware.

Item 2(d).  Title of Class of Securities:

        Series L Shares, without par value ("L Shares")

Item 2(e).  CUSIP NUMBER:

          None (however, the CUSIP for American Depositary Shares representing L Shares is 02364W105).

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

        Not applicable.

                                                             Page 5 of 8 Pages
Item 4.  Ownership:

(a)     Amount beneficially owned:

     SBCI is required under Mexican law to hold its shares of the Issuer in a trust. Under the terms of the trust, SBCI has an unrestricted right to transfer its Series AA shares ("AA Shares") or convert its AA Shares into L Shares (on a one-for-one basis) subject to the provisions of Mexican law.
     The total number of L Shares that SBCI would beneficially own upon conversion of the 1,059,890,076 AA Shares that it holds is 1,059,890,076.

(b)     Percent of class:                                                 7.3%

     The above percentage is based upon: (1) a total of 14,484.5 million shares outstanding as of September 25, 2000, according to Form 20F/A filed by the Issuer on February 5, 2001 (consisting of 3,266.2 million AA Shares, 10,872.7 million L Shares and 345.6 million A Shares) and (2) the assumption that the L Shares issuable upon conversion of the AA Shares are issued and outstanding at the time of such calculation.

(c) On March 28, 2001, SBCI and Carso Global Telecom, S.A. de C.V. ("Carso") entered into a shareholders agreement (the "Agreement") concerning voting and disposition of SBCI's AA Shares. Under the terms of the Agreement, each party agrees to vote its AA Shares in favor of the other party's candidates for the Issuer's Board of Directors. The Agreement provides that SBCI has an unrestricted right to transfer its AA Shares or to convert its AA Shares into L Shares provided that after any such transaction, the remaining number of outstanding AA Shares constitutes at least 20 percent of the outstanding capital stock of the Issuer. The Agreement also provides that in the event Carso sells sufficient AA Shares so that it no longer owns a majority of the outstanding AA Shares, Carso may require SBCI to sell AA Shares to the same purchaser on the same terms and conditions.

     Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote:                0 Shares
    (ii)   Shared power to vote or to direct the vote:1,059,890,076 L Shares
    (iii)  Sole power to dispose or to direct the disposition of:   0 Shares
    (iv)   Shared power to dispose or direct
           the disposition of:                        1,059,890,076 L Shares

                                                             Page 6 of 8 Pages


Item 5. Ownership Of Five Percent Or Less Of A Class:

        Not applicable.

Item 6. Ownership Of More Than Five Percent On Behalf Of Another Person:

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

        Not applicable.

Item 8. Identification And Classification Of Members Of The Group:

         Not applicable.

Item 9. Notice Of Dissolution Of Group:

        Not applicable.

Item 10. Certifications:

     By signing below, the undersigned hereby certify that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 7 of 8 Pages



                                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SBC COMMUNICATIONS INC.



Dated:  March 30, 2001              By:  /s/ James s. Kahan
                                           James S. Kahan
                                           Senior Executive Vice President -
                                           Corporate Development



                                      SBC INTERNATIONAL, INC.



Dated:  March 30, 2001              By:  /s/ James S. Kahan
                                         James S. Kahan
                                         Executive Vice President - Development

                                                              Page 8 of 8 Pages




                                           EXHIBIT A

                                    JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with SBC, SBCI and SBCO on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to L Shares, without par value, of America Movil, S.A. de C.V., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 30 day of March 2001.


                                      SBC COMMUNICATIONS INC.



Dated:  March 30, 2001              By:  /s/ James S. Kahan
                                           James S. Kahan
                                           Senior Executive Vice President -
                                           Corporate Development



                                      SBC INTERNATIONAL, INC.



Dated:  March 30, 2001              By:  /s/ James S. Kahan
                                         James S. Kahan
                                         Executive Vice President - Development